March 19, 2009

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 2054

Mail Stop 4561

Re:	JMP Group Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Definitive Proxy Statement on Schedule 14A
File No. 001-33448

Dear Mr. Woody:

JMP Group Inc. (the “Company”) is submitting this letter in response to our conversations with Robert Telewicz regarding the inclusion of a discussion in our MD&A of the five- and seven-month periods of the predecessor and successor on a stand-alone basis, and the inclusion of a discussion of our results on a pro forma combined predecessor and successor basis. To follow is our proposed disclosure to address the Staff’s oral comments.

THE FOLLOWING TEXT WILL BE INSERTED AT THE BEGINNING OF THE MD&A AFTER THE DISCUSSION OF OUR CORPORATE REORGANIZATION.

MD&A Discussion of Pro Forma Combined Predecessor and Successor Financial Results for Fiscal Year Ended December 31, 2007

Our audited financial statements present our historical financial results for the Predecessor from January 1, 2007 to May 15, 2007 and for the Successor from May 16, 2007 to December 31, 2007 to reflect the periods before and after the Reorganization on May 16, 2007. In our MD&A, we have included a discussion below regarding our results of operations and cash flows for each of the 2007 periods before and after the Reorganization. Despite the separate presentation of the Predecessor and the Successor in 2007, there were no material changes to the actual operations or customer relationships of our business as a result of the Reorganization and the initial public offering of the Successor.

To enhance the analysis of our operating results and cash flows for the annual periods presented, in addition to a discussion of each of the 2007 periods before and after the Reorganization, we have included a discussion of the operating results and cash flows of the Predecessor and Successor on a pro forma combined basis for the year ended December 31, 2007. The pro forma combined presentation consists of the mathematical addition of the pre-reorganization results of operations and statements of cash flow of the Predecessor for the period from January 1, 2007 to May 15, 2007 plus the results of operations and statements of cash flow of the Successor for the period from May 16, 2007 to December 31, 2007. There are no other adjustments made in the pro forma combined presentation. A reconciliation showing the mathematical combination of our operating results and cash flows for such periods is included below under the headings “Historical Results of Operations” and “Liquidity and Capital Resources.”

JMP Group Inc.
600 Montgomery Street	tel	415.835.8900
Suite 1100	fax	415.835.8910
San Francisco, CA 94111	www.jmpg.com

Management believes that the pro forma combined presentation for the twelve-month period ended December 31, 2007 of each line item provides additional information investors can use to conduct a meaningful comparison of our operating results and cash flows between periods. When evaluating our results of operations and financial performance, our management views the year ended December 31, 2007 as a single measurement period, rather than the two separate periods, because the core operations of the company have not changed as a result of the Reorganization. Despite the change in corporate form that resulted from the Reorganization, we have maintained continuity of the operations of the Predecessor. Management believes that a discussion and analysis of the pro forma combined period in our MD&A would provide investors with useful information upon which to assess our operating performance because the results of operations for a twelve-month period correspond to how we reported our results in the past and how we will report our results in the future. The presentation of the pro forma combined period enables investors to compare our 2007 financial results (a period in which we operated as both an LLC and a corporation) with our 2006 financial results (a period in which we operated as an LLC) and with our 2008 results (a period in which we operated as a corporation). This comparison of twelve-month periods enables us to analyze, and enhances an investor’s understanding of, the financial statement impact of our change in corporate form from an LLC to a corporation.

THE FOLLOWING TEXT WILL BE INSERTED AFTER THE HISTORICAL RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007.

Period from January 1, 2007 through May 15, 2007

Revenues

Investment Banking

Investment banking revenues were $16.1 million or 49.6 % of total revenues for the period ended May 15, 2007 and 32.6 % of the total investment banking revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007. Public equity underwriting revenues were $5.8 million or 36.3 % of total investment banking revenues for the period ended May 15, 2007. We executed 12 public equity underwriting transactions in the period including 1 transaction where we acted as the lead manager (on our own initial public offering for which we recognized no revenue; the underwriting fees were instead recorded as additional paid-in capital). Private placement revenues were $5.3 million, or 32.9 % of total investment banking revenues for the period. Average private placement transactions revenues per transaction were $0.7 million for the period. Our strategic advisory revenues were $4.9 million from 5 transactions, or 30.8 % of total investment banking revenues for the period.

Brokerage Revenues

Brokerage revenues were $13.0 million, or 40.1 % of total revenues for the period ended May 15, 2007 and 37.3 % of the total brokerage revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Asset Management Fees

Asset management fee revenues were $1.2 million, or 3.8 % of total revenues for the period ended May 15, 2007 and 24.1 % of the total asset management fee revenues for the twelve month pro forma combined Predecessor/Successor period ending December 31, 2007. Asset management fees included base management fees of $1.0 million and incentive fees of $0.2 million for our funds under management for the period ended May 15, 2007.

Principal Transactions

Principal transaction revenues of $0.5 million were comprised of $0.7 million of realized and unrealized gains from the company’s investment of its own capital in the hedge funds and fund of funds managed by HCS and the realized and unrealized loss of $0.2 million from equity investments in publicly traded securities. This $0.5 million was 1.7 % of total revenues for the period ended May 15, 2007 and 18.4 % of the total principal transaction revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Interest, Dividends and Other Income

Interest, dividends and other income were $1.6 million, or 4.9 % of total revenues for the period ended May 15, 2007 and 27.2 % of the total interest, dividends and other income for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Expenses

Compensation and Benefits

Compensation and benefits, which includes employee payroll, performance-based cash bonus and commissions as well as equity-based compensation to our employees and managing directors, was $18.4 million, or 12.8 % of total expenses for the period ended May 15, 2007 and 28.7 % of the total compensation and benefits expense for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Employee payroll expense was $8.3 million, or 45.0 % of compensation and benefits expense for the period ended May 15, 2007. Performance-based cash bonus and commission was $9.3 million, or 50.6 % of compensation and benefits expense for the period ended May 15, 2007. Equity-based compensation was $0.8 million, or 4.4 % of compensation and benefits expense for the period ended May 15, 2007 related to stock options.

Compensation and benefits as a percentage of revenues was 56.8 % of total revenues for the period ended May 15, 2007. Excluding expense from equity-based awards as a result of the initial public offering, as a percentage of revenues, compensation and benefits was 56.6 % of total revenues for the period ended May 15, 2007.

Income Allocation and Accretion/ (Dilution)

Income allocation and accretion/(dilution) was $117.4 million for the period ended May 15 , 2007 due to a one-time non-cash expense associated with the exchange of Redeemable Class A member interests into shares of our common stock in connection with the Reorganization at the time of our initial public offering.

Administration

Administration expense was $1.8 million, or 1.2 % of total expenses and 5.5 % of total revenues for the period ended May 15, 2007.

Brokerage, Clearing and Exchange Fees

Brokerage, clearing and exchange fees were $ 1.7 million, or 1.2 % of total expenses and 5.2 % of total revenues for the period ended May 15, 2007.

Interest and Dividend Expense

Interest and dividend expense was $0.7 million, or 0.5 % of total expenses and 2.1 % of total revenues for the period ended May 15, 2007. This was primarily attributable to interest payments to Redeemable Class A members for the period prior to the exchange into common stock at the time of the initial public offering.

Other Expenses

Other expenses expense was $3.9 million, or 2.7 % of total expenses and 12.2 % of total revenues for the period ended May 15, 2007. The majority of other expenses were travel and business development of $1.2 million, communications and technology of $1.4 million, occupancy of $0.7 million and professional fees of $0.4 million.

Minority Interest

Minority interest of $0.2 million relates to the consolidation of JMPRT and two of our hedge funds, HCP and HTP.

Provision for Income Taxes

Prior to the completion of our initial public offering on May 16, 2007, we were a limited liability company treated as a partnership for income tax purposes, therefore all of our income and losses were reportable by the individual members. The U.S. federal and state income taxes payable by the members based upon their share of our net income have not been reflected in the accompanying financial statements for the periods prior to the initial public offering. We were, however, subject to state and local unincorporated tax and franchise tax.

Period from May 16, 2007 through December 31, 2007

Revenues

Investment Banking

Investment banking revenues were $33.2 million, or 50.7 % of total revenues for the period from May 16, 2007 through December 31, 2007 and 67.4 % of the total investment banking revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007. Public equity underwriting revenues were $13.6 million or 41.0 % of total investment banking revenues for the period from May 16, 2007 through December 31, 2007. We executed 23 public equity underwriting transactions in the period including 7 transactions where we acted as the lead manager. Private placement revenues were $4.5 million, or 13.4 % of total investment banking revenues and average private placement transactions revenues per transaction were $0.5 million for the period from May 16, 2007 through December 31, 2007. Our strategic advisory revenues were $15.2 million from 14 transactions, or 45.6 % of total investment banking revenues for the period from May 16, 2007 through December 31, 2007.

Brokerage Revenues

Brokerage revenues were 21.8 million, or 33.3 % of total revenues for the period from May 16, 2007 through December 31, 2007 and 62.7 % of the total brokerage revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Asset Management Fees

Asset management fee revenues were $3.8 million, or 5.9 % of total revenues for the period from May 16, 2007 through December 31, 2007 and 75.9 % of the total asset management fee revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007. Asset management fees included base management fees of $1.8 million and incentive fees of $2.0 million for our funds under management for the period from May 16, 2007 through December 31, 2007.

Principal Transactions

Principal transaction revenues of $2.4 million were comprised of $1.8 million of realized and unrealized gains from the company’s investment of its own capital in the hedge funds and fund of funds managed by HCS and the realized and unrealized gains of $0.6 million from equity investments in publicly held securities. During the period, using some of the proceeds from the initial public offering the Company invested an additional $12.3 million in the hedge funds and fund of funds managed by HCS. The $2.4 million of principal transaction revenues was 3.7 % of total revenues for the period from May 16, 2007 through December 31, 2007 and 81.6 % of the total principal transaction revenues for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Interest, Dividends and Other Income

Interest, dividends and other income were $4.2 million, or 6.4 % of total revenues for the period from May 16, 2007 through December 31, 2007 and 72.8 % of the total interest, dividends and other income for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Expenses

Compensation and Benefits

Compensation and benefits, which includes employee payroll, performance-based cash bonus and commissions as well as equity-based compensation to our employees and managing directors, was $45.6 million, or 74.5 % of total expenses for the period from May 16, 2007 through December 31, 2007 and 71.3 % of the total compensation and benefits expense for the twelve month pro forma combined Predecessor/Successor period ended December 31, 2007.

Employee payroll expense was $15.2 million, or 33.3 % of compensation and benefits expense for the period from May 16, 2007 through December 31, 2007. Performance-based cash bonus and commission was $22.9 million, or 50.3 % of compensation and benefits expense for the period from May 16, 2007 through December 31, 2007. Equity-based compensation was $7.5 million, or 16.4 % of compensation and benefits expense for the period from May 16, 2007 through December 31, 2007 primarily due to $3.1 million of stock option expense related to acceleration at the time of the initial public offering and $4.0 million of restricted stock unit expense related to RSUs granted in connection with the initial public offering.

Compensation and benefits as a percentage of revenues was 69.7 % of total revenues for the period from May 16, 2007 through December 31, 2007. Excluding expense from equity-based awards as a result of the initial public offering, as a percentage of revenues, compensation and benefits was 58.8 % of total revenues for the period from May 16, 2007 through December 31, 2007.

Income Allocation and Accretion/ (Dilution)

Income allocation and accretion/(dilution) was zero for the period from May 16, 2007 through December 31, 2007 due to the Reorganization on May 16, 2007, whereby our Redeemable Class A member interests were exchanged into shares of our common stock and therefore future periods no longer reflect this expense.

Administration

Administration expense was $3.4 million, or 5.5 % of total expenses and 5.1 % of total revenues for the period from May 16, 2007 through December 31, 2007.

Brokerage, Clearing and Exchange Fees

Brokerage, clearing and exchange fees were $3.4 million, or 5.5 % of total expenses and 5.1 % of total revenues for the period from May 16, 2007 through December 31, 2007.

Interest and Dividend Expense

Interest and dividend expense was $0.4 million, or 0.6 % of total expenses and 0.6 % of total revenues for the period from May 16, 2007 through December 31, 2007. This was primarily due to interest payments on our note payable prior to its repayment in full by the Company during the period.

Other Expenses

Other expenses expense was $8.5 million, or 13.9 % of total expenses and 13.0 % of total revenues for the period from May 16, 2007 through December 31, 2007. The majority of other expenses were travel and business development of $1.9 million, communications and technology of $2.5 million, occupancy of $1.2 million and professional fees of $2.0 million.

Minority Interest

Minority interest of $0.2 million relates to the consolidation of JMPRT and two of our hedge funds, HCP and HTP.

Provision for Income Taxes

Due to the Reorganization in connection with our initial public offering, we became subject to federal and state income taxes on all taxable income earned subsequent to May 15, 2007. Additionally, in connection with the Reorganization, we recognized a one-time tax benefit of $4.0 million in connection with the establishment of net deferred tax asset items of $10.2 million. In calculating the one-time tax benefit amount and associated deferred tax asset items, the Company made reasonable estimates of its share of the 2006 taxable income and 2007 taxable income attributed to the period from January 1 through May 15, 2007 of the partnerships in which it has a direct or indirect interest. Including the one-time tax benefit, during the period from May 16, 2007 through December 31, 2007 we recorded a total tax benefit of $2.5 million.

The effective tax rate for the period from May 16, 2007 through December 31, 2007, including the one-time tax benefit, was (63.4%).

*    *    *    *

If you should have any additional questions please contact me directly at 415-835-8905.

Very truly yours,

/s/ Thomas B. Kilian
Thomas B. Kilian
Chief Financial Officer

cc:	Andrew D. Thorpe, Esq., Morrison & Foerster LLP